UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: March 11, 2026

SK TELECOM CO., LTD.

Separate Financial Statements

For the year ended December 31, 2025

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statement of financial position as of December 31, 2025, and the separate statements of income, comprehensive income, changes in equity and cash flow for the year then ended, and notes including material accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2025, and its separate financial performance and cash flow for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2026 expressed an unmodified opinion on the effectiveness of the Company’s ICFR.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2025. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Existence and Accuracy of Wireless Service Revenue

As described in Notes 3 (21) and 27 to the separate financial statements, the Company provides a wide range of telecommunications services with a broad and complex set of rate plans and frequent subscriber activities, such as activations, cancellations and plan changes. Revenue is initiated, processed, measured and recognized through complex information technology (IT) systems involving subscriber activation and cancellation, rate plan changes, usage rating, billing and related interfaces. Because of the significant reliance on complex, interdependent IT systems and the high transaction volume, errors arising from system changes or system operation could have a significant impact on the separate financial statements. Accordingly, we identified the existence and accuracy of wireless service revenue as a key audit matter. The related revenue recognized for 2025 amounted to ~~W~~9,946,153 million.

The primary procedures we performed to address this key audit matter included:

•	Inspecting key terms of subscriber contracts to assess whether the Company’s revenue recognition policies comply with the requirements of K-IFRS No. 1115 Revenue from Contracts with Customers.

•

Assessing the IT environment, systems and related processes supporting revenue recognition, including usage aggregation; rating; and billing, and testing the designs and operating effectiveness of relevant internal controls associated with the Company’s revenue recognition.

•	Selecting samples of customer billing data for customers with cancellation activity during 2025 and comparing billed amounts to contract terms, rating data, and cash collections.

Other Matters

The separate financial statements of the Company as of and for the year ended December 31, 2024 were audited by another auditor who expressed an unmodified opinion on those statements on March 10, 2025.

The procedures and practices utilized in the Republic of Korea to audit and such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	771,861	1,165,158
Short-term financial instruments	4,34,35		89,155	79,000
Accounts receivable – trade, net	5,34,35,36		1,469,426	1,508,893
Short-term loans, net	5,34,35,36		60,122	55,577
Accounts receivable – other, net	5,34,35,36,37		393,136	390,243
Contract assets	7,35		5,958	5,275
Prepaid expenses	6		1,997,049	1,802,742
Guarantee deposits	5,34,35,36		58,513	67,521
Prepaid income taxes	31		8,827	—
Derivative financial assets	19,34,35,38		—	80,650
Inventories, net			16,940	38,982
Non-current assets held for sale	40		40,081	11,568
Advanced payments and others	5,34,35		21,489	36,796

			4,932,557	5,242,405

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		2,396,996	1,418,465
Investments in subsidiaries, associates and joint ventures	9		5,892,726	4,899,558
Property and equipment, net	10,12,36		7,680,504	8,515,225
Investment property, net	11		47,287	35,462
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		1,230,202	1,683,018
Long-term loans, net	5,34,35,36		363	490
Long-term accounts receivable – other, net	5,34,35,37		235,980	239,008
Long-term contract assets	7,35		11,363	13,301
Long-term prepaid expenses	6		1,065,238	894,226
Guarantee deposits, net	5,34,35,36		92,213	85,939
Long-term derivative financial assets	19,34,35,38		156,256	148,172
Defined benefit assets	18		100,212	103,518
Other non-current assets			249	249

			20,216,179	19,343,221

Total Assets		~~W~~	25,148,736	24,585,626

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,34,35,38	~~W~~	130,000	—
Accounts payable – other	34,35,36		1,527,175	1,543,989
Contract liabilities	7		108,613	76,682
Withholdings	34,35		773,970	717,547
Accrued expenses	34,35		792,458	996,204
Income tax payable	31		—	172,008
Provisions	17,39		137,750	40,710
Current portion of long-term debt, net	15,34,35,38		864,696	1,930,070
Lease liabilities	34,35,36,38		354,906	308,141
Current portion of long-term payables – other	16,34,35,38		368,572	367,765
Derivative financial liabilities	19,34,35,38		581	78,467
Other current liabilities	34,35		11,521	9,303

			5,070,242	6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		5,416,644	4,955,124
Long-term borrowings, excluding current portion, net	15,34,35,38		300,000	200,000
Long-term payables – other	16,34,35,38		179,389	539,955
Long-term contract liabilities	7		1,699	1,528
Long-term derivative financial liabilities	19,34,35,38		621	3,437
Long-term lease liabilities	34,35,36,38		782,702	850,311
Long-term provisions	17		69,517	60,395
Deferred tax liabilities	31		1,277,326	717,278
Other non-current liabilities	34,35		59,546	55,858

			8,087,444	7,383,886

Total Liabilities			13,157,686	13,624,772

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,547,673)	(4,551,820)
Retained earnings	24,25		15,199,915	15,273,451
Reserves	26		1,308,315	208,730

Total Shareholders’ Equity			11,991,050	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	25,148,736	24,585,626

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2025 and 2024

(In millions of won, except for earnings per share)	Note	2025		2024
Operating revenue:	27,36
Revenue		~~W~~	12,051,068	12,774,060
Operating expenses:	36
Labor			1,102,748	1,139,968
Commission	6		4,807,803	4,773,925
Depreciation and amortization			2,510,464	2,645,850
Network interconnection			405,834	463,783
Leased lines			193,454	193,896
Advertising			124,709	136,723
Rent			127,268	122,499
Cost of goods sold			607,219	600,190
Others	28		1,359,727	1,174,051

			11,239,226	11,250,885

Operating profit			811,842	1,523,175

Finance income	30		307,372	513,884
Finance costs	30		(372,807)	(485,535)
Other non-operating income	29		152,505	51,855
Other non-operating expenses	29		(170,266)	(141,478)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		7,852	15,183

Profit before income tax			736,498	1,477,084

Income tax expense	31		325,703	196,600

Profit for the year		~~W~~	410,795	1,280,484

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	1,836	5,923
Diluted earnings per share (in won)			1,836	5,907

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Profit for the year		~~W~~	410,795	1,280,484

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit plans	18		(22,748)	(5,771)
Valuation gain on financial assets at fair value through other comprehensive income	26,30		1,222,439	13,659
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		12,445	(4,721)

Other comprehensive income for the year, net of taxes			1,212,136	3,167

Total comprehensive income		~~W~~	1,622,931	1,283,651

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)
				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,280,484	—	1,280,484
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(66,289)	69,456	3,167

			—	—	—	—	—	—	—	1,214,195	69,456	1,283,651

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends	33		—	—	—	—	—	—	—	(530,082)	—	(530,082)
Share option	23		—	—	—	—	4,680	493	5,173	—	—	5,173
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	21		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	21		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	4,680	628	214,327	(973,217)	—	(758,890)

Balance as of December 31, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	410,795	—	410,795
Other comprehensive income	18,19,26,30		—	—	—	—	—	—	—	112,551	1,099,585	1,212,136

			—	—	—	—	—	—	—	523,346	1,099,585	1,622,931

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends	33		—	—	—	—	—	—	—	(353,551)	—	(353,551)
Share option	23		—	—	—	—	13	(1,169)	(1,156)	—	—	(1,156)
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Disposal of treasury shares	21		—	—	4,429	—	—	874	5,303	—	—	5,303

			—	—	4,429	—	13	(295)	4,147	(596,882)	—	(592,735)

Balance as of December 31, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,160)	(4,547,673)	15,199,915	1,308,315	11,991,050

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	410,795	1,280,484
Adjustments for income and expenses	38		3,107,322	3,093,252
Changes in assets and liabilities related to operating activities	38		(368,497)	99,735

			3,149,620	4,473,471
Interest received			27,661	36,833
Dividends received			240,015	216,886
Interest paid			(281,519)	(293,944)
Income tax paid			(382,769)	(244,313)

Net cash provided by operating activities			2,753,008	4,188,933

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	109,738
Collection of short-term loans			90,387	121,314
Proceeds from disposals of long-term investment securities			650,145	36,171
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			37,268	80,691
Proceeds from disposals of non-current assets held for sale			34,389	—
Proceeds from disposals of property and equipment			236,842	43,052
Proceeds from disposals of intangible assets			7,242	24,793

			1,056,273	415,759
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(10,155)	—
Increase in short-term loans			(94,850)	(108,326)
Acquisitions of long-term investment securities			(500)	(1,145)
Cash outflows from settlement of derivatives			(78,467)	(112,903)
Acquisitions of investments in subsidiaries, associates and joint ventures			(1,081,986)	(285,604)
Acquisitions of property and equipment			(1,260,722)	(1,676,884)
Acquisitions of intangible assets			(83,176)	(32,925)

			(2,609,856)	(2,217,787)

Net cash used in investing activities		~~W~~	(1,553,583)	(1,802,028)

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	130,000	—
Proceeds from long-term borrowings			300,000	200,000
Proceeds from issuance of debentures			1,116,267	697,143
Cash inflows from settlement of derivatives			52,859	—

			1,599,126	897,143
Cash outflows for financing activities:
Repayments of long-term borrowings			(250,000)	(390,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(1,654,420)	(860,000)
Payments of dividends			(577,054)	(753,390)
Payments of interest on hybrid bonds			(19,800)	(19,800)
Repayments of lease liabilities			(321,515)	(341,989)
Acquisition of treasury shares			—	(15,788)

			(3,191,939)	(2,750,117)

Net cash used in financing activities			(1,592,813)	(1,852,974)

Net increase (decrease) in cash and cash equivalents			(393,388)	533,931
Cash and cash equivalents at beginning of the year			1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents			91	161

Cash and cash equivalents at end of the year		~~W~~	771,861	1,165,158

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. as of December 31, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	14,332,207	6.67
Institutional investors and other shareholders	129,135,184	60.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2026, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2026.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (21), and 6), property and equipment and intangible assets (notes 3 (7), (8), 10 and 14), impairment of goodwill and other non-financial assets (notes 3 (10) and 13), recognition of provision (notes 3 (15) and 17), measurement of defined benefit liabilities (notes 3 (14) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 19 and note 35.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies have been consistently applied by the Company for all periods presented. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s separate financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101 First-time Adoption of International Financial Reporting Standards)

•	Disclosure of Differences in Estimation Techniques (Amendments to KIFRS 1117 Insurance Contracts)

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

However, when significant influence exists but there is no substantive access to the returns associated with ownership interests in an associate or joint venture, the related financial instruments are accounted for in accordance with KIFRS 1109, Financial Instruments.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. Also, during the reporting period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value. For an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue added to or deducted from fair value. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is determined by estimating the future cash flows expected to be generated by the asset or CGU and discounting those cash flows using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, to the extent those risks have not been incorporated into the cash flow estimates.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses recognized on goodwill which are never reversed, the Company assesses at each reporting date whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. A reversal of an impairment loss is recognized only when there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	The Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1) The Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. The Company remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2) Company as a lessor, Continued

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.

Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the contribution payable to a defined contribution plan in exchange for that service is recognized through profit or loss except when the contribution is included in the cost of an asset. The Company recognizes the contribution payable as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, and those arising from financial liabilities designated as cash flow hedging item. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price to each performance obligation based on the relative stand-alone selling prices. Stand-alone selling prices are estimated using the “adjusted market assessment approach”, which considers market conditions and prices for similar goods or services.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. As these commissions would not have been incurred if the related contracts had not been obtained, the Company capitalizes the incremental costs of obtaining customer contracts and amortizes them over the expected contract periods.

4)	Customer loyalty programs

The Company grants customer loyalty points to customers based on their service usage. The loyalty points provide customers with a material right and are therefore treated as a separate performance obligation. The amount of the transaction price allocated to the loyalty program is measured based on the relative stand-alone selling price of the customer loyalty points. The allocated amount is recognized as a contract liability and is subsequently recognized as revenue when loyalty points are redeemed or when the likelihood of redemption becomes remote.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company calculates basic and diluted earnings per share with respect to profit or loss from continuing operations and of the year, and presents them in the separate statement of income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Company is currently assessing the impact of these issuance and amendments on its separate financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	KIFRS 1118 ‘Presentation and Disclosures in Financial Statements’ and amendments to KIFRS 1118

•	Annual Improvements to KIFRS - Volume 11

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2025 and 2024 are summarized as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
	Collateral deposits for time deposit(*2)		10,155	—
Long-term financial instruments	Collateral deposits for time deposit(*3)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*4)		212	212

		~~W~~	89,509	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2025, the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2026 and ~~W~~16,000 million on July 10, 2026).

(*2)

Pursuant to the share purchase agreement for the sale of shares in SK stoa Co., Ltd., entered into during the year ended December 31, 2025, the Company deposited the amount received under the agreement, which is restricted in use until the transaction is approved by the Korea Media and Communications Commission.

(*3)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*4)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,586,131	(116,705)	1,469,426
Short-term loans		60,729	(607)	60,122
Accounts receivable – other(*)		410,657	(17,521)	393,136
Guarantee deposits		58,513	—	58,513
Accrued income		1,089	—	1,089

		2,117,119	(134,833)	1,982,286
Non-current assets:
Long-term loans		19,254	(18,891)	363
Long-term accounts receivable – other		235,980	—	235,980
Guarantee deposits		92,213	—	92,213

		347,447	(18,891)	328,556

	~~W~~	2,464,566	(153,724)	2,310,842

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2025	~~W~~	103,054	38,035	(30,929)	6,545	116,705
2024	~~W~~	94,245	33,085	(31,218)	6,942	103,054

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade and information on days overdue as of December 31, 2025 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.57%	59.06%	80.40%	99.99%
	Gross amount	~~W~~	1,095,578	21,856	57,214	21,687
	Loss allowance		6,226	12,908	45,998	21,685

Other revenue	Expected credit loss rate		2.12%	57.06%	61.41%	92.08%
	Gross amount	~~W~~	361,321	4,881	7,463	16,131
	Loss allowance		7,667	2,785	4,583	14,853

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers whose credit risk is assessed as low. In addition, the Company is not exposed to significant credit concentration risk as the Company monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,950,442	1,773,253
Others		46,607	29,489

	~~W~~	1,997,049	1,802,742

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,022,559	856,138
Others		42,679	38,088

	~~W~~	1,065,238	894,226

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Amortization recognized	~~W~~	2,394,616	2,346,474

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Contract assets	~~W~~	17,321	18,576
Contract liabilities:
Wireless service contracts		19,503	20,275
Customer loyalty programs		5,920	5,694
Others		84,889	52,241

	~~W~~	110,312	78,210

(2)

Amounts of revenue recognized for the years ended December 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~69,661 million and ~~W~~51,986 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	19,503	—	—	19,503
Customer loyalty programs		4,221	1,138	561	5,920
Others		84,889	—	—	84,889

	~~W~~	108,613	1,138	561	110,312

8.	Long-term Investment Securities

Details of long-term investment securities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Category	December 31, 2025		December 31, 2024
Equity instruments	FVOCI(*)	~~W~~	2,337,149	1,342,902
Debt instruments	FVTPL		59,847	75,563

		~~W~~	2,396,996	1,418,465

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries	~~W~~	4,538,057	3,519,072
Investments in associates and joint ventures		1,354,669	1,380,486

	~~W~~	5,892,726	4,899,558

(2)	Details of investments in subsidiaries as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.(*1)	398,595,779	99.1		3,285,853	2,218,450
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.(*2)	—	100.0		40,365	48,096
SK Telecom Americas, Inc.	122	100.0		129,803	128,916
Atlas Investment	—	100.0		240,640	238,675
SK stoa Co., Ltd.(*3)	—	—		—	40,081
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC	—	100.0		182,733	182,805
SK O&S Co., Ltd. and others	—	—		30,166	33,552

			~~W~~	4,538,057	3,519,072

(*1)	The Company acquired an additional 99,543,344 shares (24.7%) of SK Broadband Co., Ltd. for ~~W~~1,067,403 million in cash for year ended December 31, 2025.
(*2)

The Company recognized a ~~W~~4,387 million gain relating to investments in subsidiaries from the paid-in capital reduction of SK Telecom China Holdings Co., Ltd. for the year ended December 31, 2025, with no change in ownership interest.

(*3)	The Company reclassified the entire shares of SK stoa Co., Ltd. as non-current assets held for sale as of December 31, 2025. (See note 40)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	7,644	49.0		23,699	24,308
SM Culture & Contents Co., Ltd.(*2)	22,033,898	22.8		29,305	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*3)	1,734,109	15.0		36,487	36,487
CMES Inc.(*3)	763,968	6.5		5,488	5,488
Konan Technology Inc.(*3)	2,359,160	18.9		22,413	22,413
Start-up Win-Win Fund and others(*3,4)	—	—		62,888	73,823

				1,346,669	1,370,486

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5)	10,000	48.2		8,000	10,000

			~~W~~	1,354,669	1,380,486

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Company recognized an impairment loss of ~~W~~12,274 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2025.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*4)

The Company recognized a ~~W~~2,298 million gain relating to investments in associates from the paid-in capital reduction of SK MENA Investment B.V. for the year ended December 31, 2025, with no change in ownership interest.

(*5)	This investment was classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,330	22,033,898	29,305	1,400	22,033,898	30,847
Konan Technology Inc.		19,710	2,359,160	46,499	19,470	2,359,160	45,933
CMES Inc.		33,100	763,968	25,287	24,000	763,968	18,335

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	728,713	—	—	728,713
Buildings		1,337,748	(813,456)	(450)	523,842
Structures		962,892	(777,371)	(1,601)	183,920
Machinery		27,968,302	(23,331,728)	(11,350)	4,625,224
Right-of-use assets		1,857,102	(887,819)	—	969,283
Other		1,248,646	(999,158)	(561)	248,927
Construction in progress		400,859	—	(264)	400,595

	~~W~~	34,504,262	(26,809,532)	(14,226)	7,680,504

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	739,856	—	—	739,856
Buildings		1,365,405	(787,580)	(450)	577,375
Structures		954,220	(742,590)	(1,601)	210,029
Machinery		27,973,787	(22,832,630)	(10,969)	5,130,188
Right-of-use assets		1,940,054	(857,070)	—	1,082,984
Other		1,385,752	(1,053,658)	—	332,094
Construction in progress		443,624	—	(925)	442,699

	~~W~~	34,802,698	(26,273,528)	(13,945)	8,515,225

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10.	Property and Equipment, Continued

(2) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	739,856	—	(32,812)	21,669	—	—	728,713
Buildings		577,375	988	(45,129)	33,619	(43,011)	—	523,842
Structures		210,029	1,171	(5)	7,563	(34,838)	—	183,920
Machinery		5,130,188	136,599	(4,772)	846,851	(1,483,261)	(381)	4,625,224
Right-of-use assets		1,082,984	319,882	(53,217)	(25,940)	(354,426)	—	969,283
Other		332,094	164,503	(4,254)	(190,415)	(52,440)	(561)	248,927
Construction in progress		442,699	831,354	(4,307)	(868,887)	—	(264)	400,595

	~~W~~	8,515,225	1,454,497	(144,496)	(175,540)	(1,967,976)	(1,206)	7,680,504

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	723,069	99	(2,213)	18,901	—	—	739,856
Buildings		568,270	745	(1,138)	52,608	(43,110)	—	577,375
Structures		233,450	991	(76)	13,409	(37,745)	—	210,029
Machinery		5,230,866	110,486	(18,147)	1,395,280	(1,577,328)	(10,969)	5,130,188
Right-of-use assets		1,226,875	325,743	(40,192)	(66,906)	(362,536)	—	1,082,984
Other		436,854	374,002	(11,788)	(404,284)	(62,690)	—	332,094
Construction in progress		657,075	1,020,328	(5,030)	(1,228,749)	—	(925)	442,699

	~~W~~	9,076,459	1,832,394	(78,584)	(219,741)	(2,083,409)	(11,894)	8,515,225

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investment Property

(1)	Investment property as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	22,684	—	22,684	15,069	—	15,069
Buildings		66,970	(42,367)	24,603	57,057	(38,723)	18,334
Right-of-use assets		—	—	—	2,726	(667)	2,059

	~~W~~	89,654	(42,367)	47,287	74,852	(39,390)	35,462

(2)	Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	15,069	7,615	—	22,684
Buildings		18,334	8,516	(2,247)	24,603
Right-of-use assets		2,059	(1,647)	(412)	—

	~~W~~	35,462	14,484	(2,659)	47,287

(In millions of won)
	2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(1,219)	—	15,069
Buildings		18,284	1,953	(1,903)	18,334
Right-of-use assets		11,508	(9,169)	(280)	2,059

	~~W~~	46,080	(8,435)	(2,183)	35,462

(3)	The Company recognized lease income of ~~W~~13,684 million and ~~W~~15,127 million from investment property for the years ended December 31, 2025 and 2024, respectively.

(4)	The fair value of investment property is ~~W~~175,962 million and ~~W~~157,975 million as of December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	709,924	853,393
Others		259,359	229,591

	~~W~~	969,283	1,082,984

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	2025		2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	277,183	285,555
Others(*)		77,243	76,981

	~~W~~	354,426	362,536

Interest expense on lease liabilities	~~W~~	29,277	34,754

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

3)	The total cash outflows for lease payments for the years ended December 31, 2025 and 2024 amounted to ~~W~~351,495 million and ~~W~~377,162 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12.	Leases, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~2,535 million and ~~W~~1,929 million for lease receivables for the years ended December 31, 2025 and 2024, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	21,961
1 ~ 2 years		22,619
2 ~ 3 years		23,298
3 ~ 4 years		23,997
4 ~ 5 years		17,429

Undiscounted lease payments	~~W~~	109,304

Unrealized finance income		6,369
Net investment in the lease		102,935

2)	Operating lease

The Company recognized lease income of ~~W~~100,110 million and ~~W~~105,895 million for the years ended December 31, 2025 and 2024, respectively, of which variable lease payments received are ~~W~~3,143 million and ~~W~~5,040 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	43,075
1 ~ 2 years		7,203
2 ~ 3 years		2,530
3 ~ 4 years		109
4 ~ 5 years		109
More than 5 years		255

	~~W~~	53,281

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13.	Goodwill

Goodwill as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flows based on financial forecasts for the next five years and growth rate for subsequent years (“perpetual growth rate”). The key assumptions used in the estimation of value in use include operating revenue, perpetual growth rate and discount rate. Certain assumptions related to Fixed-line telecommunication services involve management’s most subjective and complex judgments and are subject to significant estimation uncertainty.

Management estimated the operating revenue using external sources and the Group’s historical experience, and determined the estimated cash flows considering market growth forecasts.

A perpetual growth rate was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wire-less telecommunication industry growth rate relevant to each CGU.

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of industry comparables. Cost of debt was calculated using the yield rate of non-guaranteed corporate bonds considering the CGU’s credit rating and debt ratio was determined using the average of the debt ratios of industry comparables. The recoverable amount of the CGU was calculated by applying a post-tax discount rate to the estimated future post-tax cash flows, and the resulting value in use is not significantly different from the value in use calculated using pre-tax cash flows and a pre-tax discount rate.

The discount rates and perpetual growth rates applied in the value in use calculations for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Pre-tax discount rate	6.5%	7.0%
Post-tax discount rate	4.8%	5.2%
Perpetual growth rate	0.0%	0.0%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,900,421)	—	664,486
Land usage rights		28,831	(28,638)	—	193
Industrial rights		57,194	(37,626)	—	19,568
Facility usage rights		64,313	(52,745)	—	11,568
Club memberships(*2)		58,059	—	(12,471)	45,588
Other(*3)		3,438,932	(2,950,024)	(109)	488,799

	~~W~~	7,212,236	(5,969,454)	(12,580)	1,230,202

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		32,979	(32,710)	—	269
Industrial rights		53,218	(33,049)	—	20,169
Facility usage rights		63,223	(50,368)	—	12,855
Club memberships(*2)		58,198	—	(12,996)	45,202
Other(*3)		3,937,738	(3,431,033)	(37,728)	468,977

	~~W~~	7,710,263	(5,976,521)	(50,724)	1,683,018

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14.	Intangible Assets Continued

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(471,060)	—	664,486
Land usage rights		269	63	—	—	(139)	—	193
Industrial rights		20,169	3,976	—	—	(4,577)	—	19,568
Facility usage rights		12,855	848	(2)	381	(2,514)	—	11,568
Club memberships		45,202	4,345	(3,069)	—	—	(890)	45,588
Other		468,977	73,944	(2,222)	132,832	(184,623)	(109)	488,799

	~~W~~	1,683,018	83,176	(5,293)	133,213	(662,913)	(999)	1,230,202

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(471,060)	—	1,135,546
Land usage rights		542	60	(5)	—	(328)	—	269
Industrial rights		18,790	6,571	(240)	—	(4,952)	—	20,169
Facility usage rights		13,435	1,477	(4)	619	(2,672)	—	12,855
Club memberships		59,001	619	(14,418)	—	—	—	45,202
Other		552,455	24,198	(1,482)	147,108	(215,574)	(37,728)	468,977

	~~W~~	2,250,829	32,925	(16,149)	147,727	(694,586)	(37,728)	1,683,018

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Research and development costs expensed as incurred	~~W~~	317,800	343,074

(4)	Details of frequency usage rights as of December 31, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	21,958		Jul. 2021	Jun. 2026
1.8 GHz license		96,968		Dec. 2021	Dec. 2026
2.6 GHz license		121,410	Straight-line basis	Sep. 2016	Dec. 2026
2.1 GHz license		72,876		Dec. 2021	Dec. 2026
3.5 GHz license		351,274		Apr. 2019	Nov. 2028

	~~W~~	664,486

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2025 is as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000

(2)	Long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
DBS Bank Ltd.	2.63	Mar. 10, 2025		—	200,000
Credit Agricole CIB	4.89	Nov. 28, 2025		—	50,000
DBS Bank Ltd.(*)	3M CD + 0.075	Oct. 8, 2026		200,000	200,000
Industrial and Commercial Bank of China Ltd.	2.70	Sep. 13, 2027		100,000	—
Mizuho Bank, Ltd.	2.75	Sep. 22, 2027		200,000	—

				500,000	450,000
Less current portions				(200,000)	(250,000)

			~~W~~	300,000	200,000

(*)	Applied interest rate is the 3M CD rate of 2.85% and 3.41% as of December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds	Operating fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds	Operating and Refinancing fund	2025	2.49		—	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		—	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		—	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and Refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and Refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		—	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40		—	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds		2026	1.39		80,000	80,000
Unsecured corporate bonds		2031	1.80		50,000	50,000
Unsecured corporate bonds		2041	1.89		100,000	100,000
Unsecured corporate bonds		2026	2.69		70,000	70,000
Unsecured corporate bonds		2041	2.68		40,000	40,000
Unsecured corporate bonds		2025	3.80		—	240,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025	December 31, 2024
Unsecured corporate bonds	Refinancing fund	2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	—	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2025	4.73	—	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	180,000
Unsecured corporate bonds		2029	3.73	110,000	110,000
Unsecured corporate bonds		2034	3.92	110,000	110,000
Unsecured corporate bonds		2027	2.91	170,000	170,000
Unsecured corporate bonds		2029	2.92	90,000	90,000
Unsecured corporate bonds		2034	2.96	40,000	40,000
Unsecured corporate bonds		2028	2.98	190,000	—
Unsecured corporate bonds		2030	3.05	70,000	—
Unsecured corporate bonds		2035	3.17	140,000	—
Unsecured corporate bonds		2028	2.67	80,000	—
Unsecured corporate bonds		2030	2.82	190,000	—
Unsecured corporate bonds		2035	3.06	40,000	—
Unsecured global bonds	Operating fund	2027	6.63	573,960 (USD 400,000)	588,000 (USD 400,000)
Floating rate notes(*)	Operating fund	2025	SOFR rate +1.17	—	441,000 (USD 300,000)
		2028	SOFR rate +0.59	430,470 (USD 300,000)	—

				6,094,430	6,649,000
Less discounts on bonds				(13,090)	(13,806)

				6,081,340	6,635,194
Less current portions of bonds				(664,696)	(1,680,070)

				~~W~~5,416,644	4,955,124

(*)	Applied interest rate is the SOFR rate of 4.20% and 4.49% as of December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

16.	Long-Term Payables – Other

(1)	As of December 31, 2025 and 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(3,964)	(13,355)
Current portion of long-term payables – other		(368,572)	(367,765)

Carrying amount at year end	~~W~~	179,389	539,955

(2)

Repayment of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the years ended December 31, 2025 and 2024. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

17.	Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025						As of December 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	101,077	4,475	(5,482)	(724)	99,346	29,829	69,517
Emission allowance		28	1,033	—	(1,061)	—	—	—
Other provisions		—	107,921	—	—	107,921	107,921	—

	~~W~~	101,105	113,429	(5,482)	(1,785)	207,267	137,750	69,517

(In millions of won)
	2024						As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	4,718	(3,113)	(810)	101,077	40,682	60,395
Emission allowance		822	1,000	—	(1,794)	28	28	—

	~~W~~	101,104	5,718	(3,113)	(2,604)	101,105	40,710	60,395

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	442,155	504,857
Fair value of plan assets		(542,367)	(608,375)

	~~W~~	(100,212)	(103,518)

(2)	Principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate for defined benefit obligations	4.22%	3.81%
Expected rate of salary increase	6.22%	5.42%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Beginning balance	~~W~~	504,857	493,541
Current service cost		50,002	50,410
Interest cost		18,190	20,280
Remeasurement
- Financial assumption		9,890	21,642
- Adjustment based on experience		25,432	(11,773)
Benefit paid(*1)		(172,882)	(76,849)
Past service cost		—	6,795
Others(*2)		6,666	811

Ending balance	~~W~~	442,155	504,857

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.

(*2)	Others include changes of liabilities due to employees’ transfers among affiliates for the years ended December 31, 2025 and 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets, Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	608,375	578,685
Interest income		21,331	24,241
Remeasurement		2,577	2,039
Contribution		89,060	55,000
Benefit paid(*1)		(184,246)	(54,536)
Others(*2)		5,270	2,946

Ending balance	~~W~~	542,367	608,375

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.

(*2)	Others include changes in assets due to employees’ transfers among affiliates for the years ended December 31, 2025 and 2024.

The Company’s expected contributions to the defined benefit plan for the year ended December 31, 2026, amounts to ~~W~~107,742 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	~~W~~	50,002	50,410
Net interest income		(3,141)	(3,961)
Past service cost		—	6,795

	~~W~~	46,861	53,244

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Equity instruments	~~W~~	33,477	43
Debt instruments		124,640	243,273
Short-term financial instruments, etc.		384,250	365,059

	~~W~~	542,367	608,375

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets, Continued

(7)	Sensitivity analysis

As of December 31, 2025, reasonably possible changes to each of the significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(13,334)	14,125
Expected salary increase rate		14,121	(13,455)

A sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2025 and 2024 are 6.47 years and 6.22 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~14,130 million and ~~W~~12,337 million for the years ended December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2025 are as follows:

(In millions of won, thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd.	Oct. 10, 2024 ~ Oct. 8, 2026
May. 28, 2025	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bank Ltd.	May. 28, 2025 ~ May. 26, 2028

(2)

In relation to the business acquisition by SK Broadband Co., Ltd. during the year ended December 31, 2020, the Company entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the shareholders’ agreement, the Company acquired 24.7% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million.

(3)

SAPEON Inc., a subsidiary of the Company, disposed of a portion of its shares in Rebellions Inc. (formerly, SAPEON Korea Inc.) during the year ended December 31, 2024, and the Company entered into a Price Return Swap (“PRS”) under which the buyer is entitled to receive the difference between the sales proceeds and the settlement amount upon the subsequent sale of the shares. The Company recognized a derivative financial liability of ~~W~~555 million in relation to the PRS as of December 31, 2025.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19.	Derivative Instruments, Continued

(4)

The derivative financial instruments to which the Company applies cash flow hedging is recorded in the separate financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	137,222	137,222
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		19,034	19,034

	~~W~~	156,256	156,256

Liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	~~W~~	(621)	(621)

	~~W~~	(621)	(621)

As of December 31, 2025, changes in fair value of derivatives designated as hedging instruments, all of which were assessed as effective hedges, were recognized in full in other comprehensive income.

(5)

The derivatives held for trading is recorded in the financial statements as derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Liabilities:
Foreign exchange forward contract	~~W~~	(26)	(26)
Price Return Swap (PRS)		(555)	(555)

	~~W~~	(581)	(581)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*)	~~W~~	30,493	30,493

(*)

In 2002, 2003 and 2024, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Issued shares as of January 1	214,790,053	218,833,144
Retirement of treasury shares(*)	—	(4,043,091)

Issued shares as of December 31	214,790,053	214,790,053

(*)	The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.

(3)	Details of shares outstanding as of December 31, 2025 and 2024 are as follows:

(In shares)
	December 31, 2025			December 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(4)	Details of capital surplus and others as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(88,533)	(92,962)
Hybrid bonds(Note 22)		398,509	398,509
Share option(Note 23)		14,511	14,498
Others(*)		(6,643,160)	(6,642,865)

	~~W~~	(4,547,673)	(4,551,820)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2025		December 31, 2024
Number of shares		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(2)	Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Treasury shares as of January 1	1,903,711	6,133,414
Acquisition(*1)	—	317,000
Disposal(*2)	(95,933)	(503,612)
Retirement of treasury shares(*3)	—	(4,043,091)

Treasury shares as of December 31	1,807,778	1,903,711

(*1)	The Company acquired 317,000 treasury shares for ~~W~~15,788 million in an effort to increase shareholder value by stabilizing its stock price for the year ended December 31 2024.
(*2)

The Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the year ended December 31, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million, and the Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~24 million for the year ended December 31, 2025. Also, the Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~181 million for the year ended December 31, 2024.

(*3)

The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Type	Issuance date	Maturity (*1)	Annual interest rate (%)(*2)	December 31, 2025		December 31, 2024
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	400,000
Issuance costs						(1,491)	(1,491)

					~~W~~	398,509	398,509

As the Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*1)	The Company has the right to extend the maturity at its discretion without providing any prior notice or announcement.

(*2)

The annual interest rate is determined as yield rate of a 5-year national bond plus a premium. According to the step-up clause, an additional premium of 0.25% and 0.75% is applied, after 10 years and 25 years, respectively, from the issuance date.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited during the year ended December 31, 2025.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value during the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial grant amounted to ~~W~~10,813 million in 2023 and ~~W~~12,835 million in 2024. The number of shares to be delivered is determined based on the adjustment rate calculated using the share price on the expiration date and the cumulative increase rate of KOSPI200.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)	Share compensation expense
Cumulative amount through December 31, 2024	~~W~~	158,596
For the year ended December 31, 2025		(439)

	~~W~~	158,157

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,134 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of December 31, 2025 and 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of December 31, 2025.

Share compensation expenses recognized for equity-settled share-based payment arrangement was ~~W~~4,549 million for the year ended December 31, 2024, and no expense was recognized for the year ended December 31, 2025.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.65%	2.43%	3.02%	2.64%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	53,500	53,500	53,500	53,500
Expected volatility	15.30%	15.30%	15.30%	15.30%
Expected dividends yield	6.62%	6.62%	6.62%	6.62%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,048	3,394	2,520	1,518

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		181,157	554,693

	~~W~~	15,199,915	15,273,451

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

Date of appropriation for 2025: March 26, 2026

Date of appropriation for 2024: March 26, 2025

(In millions of won)
	2025		2024
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	31,162	90,380
Remeasurement of defined benefit plans		(22,748)	(5,771)
Reclassification of valuation gain (loss) on FVOCI		135,299	(60,518)
Retirement of treasury shares		—	(200,000)
Interim dividends: 2025: ~~W~~1,660 per share, 1,660% on par value 2024: ~~W~~2,490 per share, 2,490% on par value		(353,551)	(530,082)
Interest on hybrid bonds		(19,800)	(19,800)
Profit for the year		410,795	1,280,484

		181,157	554,693

Reversal of appropriation of retained earnings:
Reserve for business expansion		(50,000)	(150,000)
Reserve for technology development		(50,000)	(150,000)
Appropriation of retained earnings:
Cash dividends: 2024: ~~W~~1,050 per share, 1,050% on par value		—	223,531

		(100,000)	(523,531)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	81,157	31,162

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	1,300,865	213,725
Valuation gain (loss) on derivatives		7,450	(4,995)

	~~W~~	1,308,315	208,730

(2)	Changes in reserves for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2024	~~W~~	139,548	(274)	139,274
Changes, net of taxes		74,177	(4,721)	69,456

Balance as of December 31, 2024	~~W~~	213,725	(4,995)	208,730

Balance as of January 1, 2025	~~W~~	213,725	(4,995)	208,730
Changes, net of taxes		1,087,140	12,445	1,099,585

Balance as of December 31, 2025	~~W~~	1,300,865	7,450	1,308,315

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	213,725	139,548
Amount recognized as other comprehensive income for the year, net of taxes		1,222,439	13,659
Amount reclassified to retained earnings, net of taxes		(135,299)	60,518

Balance as of December 31	~~W~~	1,300,865	213,725

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	(4,995)	(274)
Amount recognized as other comprehensive income (loss) for the year, net of taxes		6,306	(10,801)
Amount reclassified to profit or loss, net of taxes		6,139	6,080

Balance as of December 31	~~W~~	7,450	(4,995)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2025		2024
Products transferred at a point in time:
Product sales	~~W~~	165,550	163,901
Services transferred over time:
Wireless service revenue(*1)		9,946,153	10,671,222
Cellular interconnection revenue		380,121	413,855
Others(*2)		1,559,244	1,525,082

		11,885,518	12,610,159

	~~W~~12,051,068		12,774,060

(*1)

Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers. During the year ended December 31, 2025, the wireless service revenue was reduced by ~~W~~454,143 million reflecting the impact of Customer Appreciation Package and early cancellation fee waivers provided to customers as part of the measures taken in response to a cybersecurity incident.

(*2)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Communication	~~W~~	27,448	26,735
Utilities		396,730	400,612
Taxes and dues		32,398	29,676
Repair		270,790	272,723
Research and development		317,800	343,074
Training		21,856	22,431
Bad debt for accounts receivable – trade		38,035	33,085
Supplies and others(*)		254,670	45,715

	~~W~~	1,359,727	1,174,051

(*)

Supplies and others operating expenses include ~~W~~211,998 million of costs incurred in response to the cybersecurity incident during the year ended December 31, 2025. The portions of these estimated costs that remained unpaid as of December 31, 2025 are recognized as a provision. (See note 17)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Other Non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	121,975	33,438
Others		30,530	18,417

	~~W~~	152,505	51,855

Other Non-operating expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	11,505	14,301
Impairment loss on property and equipment and intangible assets		2,205	49,622
Donations		14,239	14,740
Bad debt for accounts receivable – other		3,210	4,157
Others(*)		139,107	58,658

	~~W~~	170,266	141,478

(*)	Others include penalties of ~~W~~134,799 million imposed by the Personal Information Protection Commission in connection with the cybersecurity incident during the year ended December 31, 2025.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Finance income:
Interest income	~~W~~	42,383	43,168
Dividends		240,015	216,886
Gain on foreign currency transactions		20,327	11,678
Gain on foreign currency translations		2,491	2,536
Gain relating to financial instruments at FVTPL		2,156	239,616

	~~W~~	307,372	513,884

(In millions of won)
	2025		2024
Finance costs:
Interest expense	~~W~~	289,393	315,794
Loss on sale of accounts receivable – other		17,513	35,317
Loss on foreign currency transactions		20,210	12,992
Loss on foreign currency translations		2,219	1,392
Loss relating to financial instruments at FVTPL		12,818	120,040
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—

	~~W~~	372,807	485,535

(2)	Details of interest income included in finance income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Interest income on cash equivalents and short-term financial instruments	~~W~~	22,307	23,792
Interest income on loans and others		20,076	19,376

	~~W~~	42,383	43,168

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Interest expense on borrowings	~~W~~	18,078	16,577
Interest expense on debentures		207,553	215,705
Others		63,762	83,512

	~~W~~	289,393	315,794

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)
	2025
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	16,745	37,603
Financial assets at FVOCI		40,128	23,356
Financial assets at amortized cost		46,596	22,037

		103,469	82,996

Financial liabilities:
Financial liabilities at FVTPL		2,153	26
Financial liabilities at amortized cost		2,702	289,785

		4,855	289,811

	~~W~~	108,324	372,807

(*)	Finance income does not include ~~W~~199,048 million of dividends received from subsidiaries and associates for the year ended December 31, 2025.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2024
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	40,804	39,765
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		43,593	5,116

		115,390	44,881

Financial liabilities:
Financial liabilities at FVTPL		217,408	115,592
Financial liabilities at amortized cost		4	325,062

		217,412	440,654

	~~W~~	332,802	485,535

(*)	Finance income does not include ~~W~~181,082 million of dividends received from subsidiaries and associates for the year ended December 31, 2024.

2)	Other comprehensive income (loss)

(In millions of won)
	2025		2024
Financial assets:
Financial assets at FVOCI	~~W~~	1,222,439	13,659
Derivatives designated as hedging instrument		12,445	(4,721)

	~~W~~	1,234,884	8,938

(5)	Details of impairment losses for financial assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	38,035	33,085
Other receivables		3,210	4,157

	~~W~~	41,245	37,242

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2025 and 2024 consist of the following:

(In millions of won)
	2025		2024
Current tax expense:
Current year	~~W~~	110,332	304,365
Changes in estimates related to prior years		91,867	(21,577)

		202,199	282,788

Deferred tax expense:
Changes in net deferred tax liabilities		123,504	(86,188)

Income tax expense	~~W~~	325,703	196,600

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2025 and 2024 is attributable to the following:

(In millions of won)
	2025		2024
Profit before income tax	~~W~~	736,498	1,477,084
Income taxes at statutory income tax rate		184,074	379,588
Non-taxable income		(47,754)	(46,304)
Non-deductible expenses		59,199	9,594
Tax credit and tax reduction		(21,677)	(20,538)
Changes in unrecognized deferred taxes		(134)	(87,136)
Changes in estimates related to prior years and others		114,471	(40,054)
Changes in tax rate		37,524	1,450

Income tax expense	~~W~~	325,703	196,600

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Valuation gain on financial assets measured at fair value	~~W~~	(441,881)	(4,828)
Valuation loss (gain) on derivatives		(4,306)	1,342
Remeasurement of defined benefit plans		9,957	2,061
Gain on disposal of treasury shares		(314)	(46)

	~~W~~	(436,544)	(1,471)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,794	(7,617)	—	36,177
Accrued interest income		(567)	278	—	(289)
Financial assets measured at fair value		(42,328)	60,657	(441,881)	(423,552)
Investments in subsidiaries and associates		38,670	(74,746)	—	(36,076)
Property and equipment		(406,092)	36,533	—	(369,559)
Retirement benefit obligation		8,800	(30,589)	9,957	(11,832)
Valuation loss on derivatives		27,589	3,623	(4,306)	26,906
Loss on foreign currency translation		20,361	1,214	—	21,575
Incremental costs to acquire a contract		(667,618)	(122,965)	—	(790,583)
Right-of-use assets		(273,438)	16,854	—	(256,584)
Lease liabilities		292,493	8,650	—	301,143
Others		118,525	(6,789)	(314)	111,422

	~~W~~	(839,811)	(114,897)	(436,544)	(1,391,252)

Tax credit		122,533	(8,607)	—	113,926

	~~W~~	(717,278)	(123,504)	(436,544)	(1,277,326)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)	2024
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,576	218	—	43,794
Accrued interest income		(255)	(312)	—	(567)
Financial assets measured at fair value		(5,321)	(32,179)	(4,828)	(42,328)
Investments in subsidiaries and associates		(15,730)	54,400	—	38,670
Property and equipment		(398,779)	(7,313)	—	(406,092)
Retirement benefit obligation		(11,851)	18,590	2,061	8,800
Valuation gain on derivatives		24,099	2,148	1,342	27,589
Gain (loss) on foreign currency translation		20,658	(297)	—	20,361
Incremental costs to acquire a contract		(673,580)	5,962	—	(667,618)
Right-of-use assets		(308,716)	35,278	—	(273,438)
Lease liabilities		308,633	(16,140)	—	292,493
Others		73,546	45,025	(46)	118,525

	~~W~~	(943,720)	105,380	(1,471)	(839,811)

Tax credit		141,725	(19,192)	—	122,533

	~~W~~	(801,995)	86,188	(1,471)	(717,278)

(5)	Details of temporary differences for which no deferred tax assets were recognized in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries and associates		596,301	623,819
Other temporary differences		51,394	102,850

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(6)

Details of the aggregate temporary differences related to investments in subsidiaries and associates, for which no deferred tax liabilities were recognized in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries and associates	~~W~~	36,479	114,946

(7)

In accordance with the Pillar Two rules, the Company is required to pay top-up taxes when the GloBE effective tax rate of any Group entity its jurisdictions is below the minimum tax rate of 15%. For the year ended December 31, 2025, the Company recognized ~~W~~472 million of income tax expense related to Pillar Two (2024: nil). The Company has applied the temporary exception from recognizing and disclosing deferred tax assets and liabilities arising from the application of the Pillar Two rules.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share

Earnings per share is calculated for profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025		2024
Profit for the year	~~W~~	410,795	1,280,484
Interest on hybrid bonds		(19,800)	(19,800)

Profit for the year on common shares		390,995	1,260,684
Weighted average number of common shares outstanding (in shares)		212,953,061	212,848,138

Basic earnings per share (in won)	~~W~~	1,836	5,923

2)	Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)	2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	66,719

	212,982,275	212,953,061

(In shares)	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025		2024
Profit for the year on common shares	~~W~~	390,995	1,260,684
Adjusted weighted average number of common shares outstanding (in shares)		212,975,220	213,428,916

Diluted earnings per share (in won)	~~W~~	1,836	5,907

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)
	2025	2024
Outstanding shares as of January 1	212,886,342	212,699,730
Effect of treasury shares	66,719	148,408
Effect of share option	22,159	580,778

Adjusted weighted average number of common shares outstanding (in shares)	212,975,220	213,428,916

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

33.	Dividends

(1)	Details of dividends declared

Details of dividends declared for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding (in shares)	Face value (in won)	Dividend ratio	Dividends
2025	Cash dividends (Interim)	212,982,275	100	830%	~~W~~	176,776
	Cash dividends (Interim)	212,982,275	100	830%		176,775

					~~W~~	353,551

2024	Cash dividends (Interim)	212,880,865	100	830%	~~W~~	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					~~W~~	753,613

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2025 and 2024 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2025	Cash dividends	1,660	53,500	3.10%
2024	Cash dividends	3,540	55,200	6.41%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	350,000	—	421,861	—	771,861
Financial instruments		—	—	89,509	—	89,509
Long-term investment securities(*)		59,847	2,337,149	—	—	2,396,996
Accounts receivable – trade		—	—	1,469,426	—	1,469,426
Loans and other receivables		189,963	—	638,789	—	828,752
Derivative financial assets		—	—	—	156,256	156,256

	~~W~~	599,810	2,337,149	2,619,585	156,256	5,712,800

(*)	The Company designated ~~W~~2,337,149 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	581	—	621	1,202
Borrowings		—	630,000	—	630,000
Debentures		—	6,081,340	—	6,081,340
Lease liabilities(*)		—	1,137,608	—	1,137,608
Accounts payable – other and others		—	3,190,133	—	3,190,133

	~~W~~	581	11,039,081	621	11,040,283

(In millions of won)
	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Company has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	60,896	~~W~~	87,379	708,363	~~W~~	1,016,430
EUR	2,348		3,959	—		—
Others	—		1,071	—		14,504

		~~W~~	92,409		~~W~~	1,030,934

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 19)

As of December 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,288	(7,288)	~~W~~	5,359	(5,359)
EUR		396	(396)		291	(291)
Others		(1,343)	1,343		(987)	987

	~~W~~	6,341	(6,341)	~~W~~	4,663	(4,663)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Company is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Company’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Company’s revenue or operating cash flows.

The Company conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Company employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of December 31, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~430,470 million, respectively. The Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the year ended December 31, 2025. (See note 19)

As of December 31, 2025, the per values of floating-rate long-term payables – other amount to ~~W~~551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the year ended December 31, 2025 is as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
	~~W~~	(5,519)	5,519	~~W~~	(4,058)	4,058

(iii)	Price fluctuation risk

As of December 31, 2025, the Company holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in the per-share stock price of the equity securities on profit before income tax and equity for the year ended December 31, 2025 is as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	67,102	(67,102)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	771,822	1,165,121
Financial instruments		89,509	79,354
Long-term investment securities		500	—
Accounts receivable – trade		1,469,426	1,508,893
Contract assets		17,321	18,576
Loans and other receivables		828,752	840,282
Derivative financial assets		156,256	228,822

	~~W~~	3,333,586	3,841,048

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i) Accounts receivable – trade and contract assets

The Company recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2025 are included in note 5.

(ii) Debt investments

Credit risk arises from debt investments included in financial instruments of ~~W~~89,509 million, loans and other receivables of ~~W~~828,752 million, and long-term investment securities of ~~W~~500 million. To limit the exposure to this risk, the Company transacts only with financial institutions whose credit ratings are assessed as low credit risk.

Most of the Company’s debt investments are assessed to have a low risk of default and the counterparties are considered to have a strong capacity to meet their contractual cash flow obligations in the near term. Accordingly, the Company measures the loss allowance for these debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company measures the loss allowance at an amount equal to lifetime expected credit losses when the credit risk of a debt investments is assessed to have increased significantly since initial recognition (presumed when it is more than 30 days past due).

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2025 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	190,463	719,499	9,698	36,120
Loss allowance		—	(1,861)	(3,330)	(31,828)

Carrying amount	~~W~~	190,463	717,638	6,368	4,292

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii)	Debt investments, Continued

Changes in loss allowance for debt investments for the year ended December 31, 2025 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2024	~~W~~	2,688	3,317	57,664	63,669
Remeasurement of loss allowance, net		2,503	94	613	3,210
Transfer to lifetime ECL – not credit impaired		(3,330)	3,330	—	—
Transfer to lifetime ECL – credit impaired		—	(3,411)	3,411	—
Amounts written off		—	—	(30,250)	(30,250)
Recovery of amounts written off		—	—	390	390

December 31, 2025	~~W~~	1,861	3,330	31,828	37,019

(iii) Cash and cash equivalents

As of December 31, 2025, the Company deposited ~~W~~771,822 million of cash and cash equivalents (~~W~~1,165,121 million as of December 31, 2024) with banks and financial institutions that maintain credit ratings above specified threshold. The impairment on cash and cash equivalents was measured using a 12-month expected credit loss model, taking into account the short-term nature of the exposure. Based on an assessment of the counterparties’ external credit ratings, the credit risk associated with these balances is considered to be low.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Company maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.

Contractual maturities of financial liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*1)	~~W~~	630,000	650,504	344,373	306,131	—
Debentures(*1)		6,081,340	6,940,542	866,042	4,164,429	1,910,071
Lease liabilities		1,137,608	1,236,785	358,999	788,361	89,425
Accounts payable – other and others(*1,2)		3,190,133	3,207,976	2,996,649	211,327	—

	~~W~~	11,039,081	12,035,807	4,566,063	5,470,248	1,999,496

(*1)	The contractual cash flow includes estimated interest payables.
(*2)

The Company’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Company pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~240,565 million as of December 31, 2025, which equals to the amounts already received by the supplier from the finance provider.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	156,256	162,398	16,958	145,440
Liabilities		(621)	(627)	(627)	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that for the year ended December 31, 2024.

The Company monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the separate financial statements.

Debt-to-equity ratio as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Total liabilities	~~W~~	13,157,686	13,624,772
Total equity		11,991,050	10,960,854

Debt-to-equity ratios		109.73%	124.30%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	599,810	—	539,963	59,847	599,810
Derivative hedging instruments		156,256	—	156,256	—	156,256
FVOCI		2,337,149	912,600	—	1,424,549	2,337,149

	~~W~~	3,093,215	912,600	696,219	1,484,396	3,093,215

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	581	—	26	555	581
Derivative hedging instruments		621	—	621	—	621

	~~W~~	1,202	—	647	555	1,202

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	631,116	—	631,116
Debentures		6,081,340	—	6,013,856	—	6,013,856
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	7,259,301	—	7,198,779	—	7,198,779

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 and 2024 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2025 are as follows:

Interest rate
Derivative instruments	1.52% ~ 3.77%
Borrowings and debentures	3.06% ~ 3.40%
Long-term payables – other	2.95% ~ 3.16%

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods and inputs for determination of fair value of financial instruments that are not traded in an active market. The valuation methods and inputs used for recurring and non-recurring fair value measurements classified within Level 2 and Level 3 of the fair value hierarchy by the Company are as follows:

	Level	Valuation methods	Inputs
Financial assets at FVPL	2	Market approach, Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility
Financial assets at FVOCI	3	Market approach	Comparable transaction price
Derivative hedging instruments	2	Discounted cash flow model	Discount rate
Financial liabilities at FVPL	2	Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility

2)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2025. The changes in financial assets and liabilities classified as Level 3 for the year ended December 31, 2025 are as follows:

(In millions of won)	Balance as of January 1, 2025		Gain (loss) for the year	OCI	Acquisition	Disposal	Balance as of December 31, 2025
Financial assets:
FVTPL	~~W~~	75,563	(9,512)	—	500	(6,704)	59,847
FVOCI		254,324	—	1,198,357	1	(28,133)	1,424,549

	~~W~~	329,887	(9,512)	1,198,357	501	(34,837)	1,484,396

Financial liabilities:
FVTPL	~~W~~	(81,156)	2,134	—	—	78,467	(555)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	63,777	(63,777)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	66,019	(63,777)	2,242

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties

(1)	List of the related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 18 others
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 40 others
Others	The ultimate controlling entity’s subsidiaries and associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Company has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of December 31, 2025, the Company is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(2)	As of December 31, 2025, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	99.1	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Subsidiary owned by Atlas Investment	Forest AI Investment	100.0	Investment
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(3)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibilities in the planning, operations and oversight of relevant controls of the business to be key management personnel. The compensations given to such key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Salaries	~~W~~	6,727	5,673
Defined benefit plan expenses		1,038	1,362
Share option		(181)	977

	~~W~~	7,584	8,012

Compensations for the key management include salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
Scope	Company	Operating revenue and others		Operating expenses and others (*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	19,651	517,109	194,511

Subsidiaries	SK Broadband Co., Ltd.(*3)		323,280	622,996	333
	PS&Marketing Corporation(*4)		6,309	1,290,056	47
	SK O&S Co., Ltd.(*5)		7,815	284,452	78,521
	SK Telink Co., Ltd.(*6)		117,681	17,473	—
	SERVICE ACE Co., Ltd.		5,139	118,795	—
	SERVICE TOP Co., Ltd.		6,090	110,385	—
	Others(*7)		19,738	22,593	—

			486,052	2,466,750	78,901

Associates	SK m&service Co., Ltd.(*8)		3,286	20,227	1,184
	Penguin Solutions, Inc.		—	—	99,822
	Others(*9,10)		18,531	21,639	—

			21,817	41,866	101,006

Others	SK Innovation Co., Ltd.		8,485	13,157	—
	SK Networks Co., Ltd.		1,067	13,424	—
	SK Networks Service Co., Ltd.		563	34,762	1,667
	SK Energy Co., Ltd.		1,770	74	—
	Content Wavve Corp.		8,422	59,618	—
	Happy Narae Co., Ltd.		154	28,126	33,316
	SK Shieldus Co., Ltd.		48,731	112,085	20,525
	Eleven Street Co., Ltd.		4,918	25,304	—
	SK Planet Co., Ltd.		3,257	69,746	1,670
	SK hynix Inc.		55,268	422	—
	Tmap Mobility Co., Ltd.		10,706	4,422	—
	Dreamus Company		2,765	50,318	—
	One Store Co., Ltd.		12,087	37	—
	UNA Engineering Inc.		—	9,639	14,831
	SK REIT Co., Ltd.(*11)		215,699	1,174	—
	Others		29,457	49,548	213

			403,349	471,856	72,222

		~~W~~	930,869	3,497,581	446,640

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~607,871 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~15,191 million of dividend received from Astra AI Infra LLC.
(*8)

Transactions with SK m&service Co., Ltd. prior to the disposal of shares were classified as transactions with a subsidiary, and the transactions subsequent to the disposal were classified as transactions with an associate.

(*9)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Company was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*10)

Operating revenue and others include ~~W~~8,855 million of dividend received from Korea IT Fund, ~~W~~1,438 million of dividend received from Citadel Pacific Telecom Holdings, LLC, ~~W~~460 million of dividend received from Start-up Win-Win Fund, ~~W~~7,333 million of dividend received from SK-KNET Youth Startup Investment Cooperative, and ~~W~~253 million of dividend received from UniSK.

(*11)	Operating revenue and others include ~~W~~215,699 million from the disposal of the office building located in Seongnam-si, Gyeonggi-do.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		2024
Scope	Company	Operating revenue and others		Operating expenses and others (*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	10,499	568,328	70,384

Subsidiaries	SK Broadband Co., Ltd. (*3)		315,031	609,591	1,657
	PS&Marketing Corporation(*4)		6,122	1,291,206	1,258
	SK O&S Co., Ltd.		3,214	267,636	56,445
	SK Telink Co., Ltd.(*5)		133,063	16,270	27
	SERVICE ACE Co., Ltd.(*6)		14,408	122,356	—
	SERVICE TOP Co., Ltd.(*7)		12,938	118,313	—
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		1,414	2,658	776
	Others		6,476	45,013	1,013

			492,666	2,473,043	61,176

Associates	F&U Credit information Co., Ltd.		758	43,928	266
	Daehan Kanggun BcN Co., Ltd.		9,552	—	—
	Others(*8)		7,927	13,759	271

			18,237	57,687	537

Others	SK Innovation Co., Ltd.		5,913	12,590	—
	SK Networks Co., Ltd.		1,286	10,883	—
	SK Networks Service Co., Ltd.		507	41,349	2,153
	SK Energy Co., Ltd.		1,669	180	—
	Content Wavve Corp.		13,432	83,119	—
	Happy Narae Co., Ltd.		163	11,341	98,378
	SK Shieldus Co., Ltd.		51,118	91,288	8,408
	Eleven Street Co., Ltd.		7,176	28,157	—
	SK Planet Co., Ltd.		5,166	73,866	2,893
	SK hynix Inc.		39,980	233	—
	Tmap Mobility Co., Ltd.		15,137	5,677	—
	Dreamus Company		4,281	65,599	264
	One Store Co., Ltd.		14,108	65	—
	UNA Engineering Inc.		—	10,266	13,026
	Others(*9)		35,112	77,881	25,236

			195,048	512,494	150,358

		~~W~~	716,450	3,611,552	282,455

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~232,466 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~707,579 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~590 million of dividend received from Start-up Win-Win Fund, ~~W~~5,055 million of dividends received from Korea IT Fund, ~~W~~1,439 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~499 million of dividends received from UniSK.

(*9)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	8,705	163,338

Subsidiaries	SK Broadband Co., Ltd.		159,296	235,104
	PS&Marketing Corporation		873	57,114
	SK O&S Co., Ltd.		7	40,377
	SK Telink Co., Ltd.		19,531	6,291
	SERVICE ACE Co., Ltd.		341	19,545
	SERVICE TOP Co., Ltd.		1,053	21,034
	Others		206	4,668

			181,307	384,133

Associates	SK m&service Co., Ltd.		448	28,430
	Others		—	1,788

			448	30,218

Others	SK hynix Inc.		13,232	291
	SK Planet Co., Ltd.		154	1,285
	Eleven Street Co., Ltd.		14,115	1,709
	One Store Co., Ltd.		537	10,403
	SK Shieldus Co., Ltd.		14,256	15,146
	SK Innovation Co., Ltd.		4,987	21,419
	SK Networks Co., Ltd.		199	27,698
	SK Networks Service Co., Ltd.		2,159	5,726
	Incross Co., Ltd.		1,557	25,416
	UNA Engineering Inc.		—	3,611
	Happy Narae Co., Ltd.		8	653
	Content Wavve Corp.		—	2
	Dreamus Company		7	1,810
	SK REIT Co., Ltd.		7,890	61,835
	Others		10,995	4,307

			70,096	181,311

		~~W~~	260,556	759,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Service Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Corp.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(6)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(7)	The details of additional investments and disposal of subsidiaries and associates for the year ended December 31, 2025 are presented in note 9.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~205,160 million and ~~W~~241,962 million as of December 31, 2025 and 2024, respectively, which the Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2025, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Company has a present obligation, nor is any such matter expected to have a material effect on the Company’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Obligation relating to spin-off

The Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Company prior to the spin-off.

(4)	As of December 31, 2025, the Company has committed to incur ~~W~~25,273 million of acquisition costs for property and equipment and intangible assets in future periods under existing arrangements.

(5)

According to the covenants associated with the Company’s bond issuances and borrowings, the Company is required to maintain certain financial ratios, including the debt ratio, within specified threshold. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Company’s assets and limit disposal of certain assets.

(6)

The Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Gain on foreign currency translations	~~W~~	(2,491)	(2,536)
Interest income		(42,383)	(43,168)
Dividends		(240,015)	(216,886)
Gain relating to investments in subsidiaries, associates and joint ventures		(23,043)	(15,183)
Gain relating to financial instruments at FVTPL		(2,156)	(239,616)
Gain on disposal of property and equipment and intangible assets		(121,975)	(33,438)
Loss on foreign currency translations		2,219	1,392
Bad debt for accounts receivable – trade		38,035	33,085
Bad debt for accounts receivable – other		3,210	4,157
Loss relating to financial instruments at FVTPL		12,818	120,040
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—
Loss relating to investments in subsidiaries, associates and joint ventures		15,191	—
Depreciation and amortization		2,633,548	2,780,178
Loss on disposal of property and equipment and intangible assets		11,505	14,301
Impairment loss on property and equipment and intangible assets		2,205	49,622
Loss on sale of accounts receivable – other		17,513	35,317
Interest expense		289,393	315,794
Expense related to defined benefit plan		46,861	53,244
Bonus paid by treasury shares		262	24,988
Share option expenses (reversal)		(744)	4,567
Income tax expense		325,703	196,600
Increase in other provisions		107,921	—
Other expenses		3,091	10,794

	~~W~~	3,107,322	3,093,252

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	11,434	(44,625)
Accounts receivable – other		(7,121)	(79,650)
Advanced payments		14,155	3,309
Prepaid expenses		(364,875)	28,161
Inventories		22,043	(10,887)
Long-term accounts receivable – other		10,702	140,941
Guarantee deposits		5,292	14,880
Contract assets		1,255	3,037
Accounts payable – other		121,503	(86,893)
Withholdings		46,524	109,194
Deposits received		6,940	(81)
Accrued expenses		(182,699)	88,013
Provisions		(5,482)	—
Plan assets		95,186	(464)
Retirement benefits payment		(172,882)	(76,849)
Contract liabilities		32,101	13,998
Others		(2,573)	(2,349)

	~~W~~	(368,497)	99,735

(3)	Material non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(126,107)	(170,233)
Increase of right-of-use assets		319,882	325,743
Transfer from property and equipment to investment property		14,484	(8,435)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
					Non-cash transactions
	January 1, 2025		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2025
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		130,000	—	—	—	130,000
Long-term borrowings		450,000		50,000	—	—	—	500,000
Debentures		6,635,194		(538,153)	(20,621)	—	4,920	6,081,340
Lease liabilities		1,158,452		(321,515)	—	—	300,671	1,137,608
Long-term payables – other		907,720		(369,150)	—	—	9,391	547,961
Derivative financial liabilities		748		—	—	(127)	—	621
Derivative financial assets		(228,822)		52,859	—	19,707	—	(156,256)

	~~W~~	8,923,292		(995,959)	(20,621)	19,580	314,982	8,241,274
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(577,054)
Payments of interest on hybrid bonds				(19,800)

				(596,854)

			~~W~~	(1,592,813)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
					Non-cash transactions
	January 1, 2024		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Long-term borrowings	~~W~~	640,000		(190,000)	—	—	—	450,000
Debentures		6,666,939		(162,857)	126,112	—	5,000	6,635,194
Lease liabilities		1,226,545		(341,989)	—	—	273,896	1,158,452
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial assets		(116,210)		—	—	(112,612)	—	(228,822)
Derivative financial liabilities		—		—	—	748	—	748

	~~W~~	9,677,727		(1,063,996)	126,112	(111,864)	295,313	8,923,292
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(753,390)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)

				(788,978)

			~~W~~	(1,852,974)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

39.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of December 31, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,332,500	1,021,864	5,936,707

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Company are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,327,809	1,332,500	1,021,864	3,682,173
Sale	(70,789)	(63,058)	(293,002)	(426,849)
Surrender or shall be surrendered	(1,149,239)	(1,166,518)	(1,246,142)	(3,561,899)

Ending	414,356	517,280	—	931,636

(3)	As of December 31, 2025, the estimated annual greenhouse gas emissions quantities of the Company are 1,246,142 tCO2-eQ.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

40.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*1)	~~W~~	—	7,035
	SK stoa Co., Ltd.		40,081	—
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	4,533

		~~W~~	40,081	11,568

(*1)

The Company disposed of the shares in NATE Communications Corporation (formerly, SK Communications Co., Ltd.), resulting in a loss of ~~W~~1,306 million relating to investments in subsidiaries for the year ended December 31, 2025.

(*2)	The Company disposed of its shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~13,971 million relating to investments in associates for the year ended December 31, 2025.

Audit opinion on internal control over financial reporting

The accompanying independent auditors’ report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2025 in accordance with the Paragraph 7 of Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent Auditors’ Report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

Independent Auditors’ Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”).

In our opinion, the Company maintained, in all material respects, effective ICFR as of December 31, 2025, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2025, the separate statements of income, comprehensive income, changes in equity, and cash flow for the years ended December 31, 2025, and notes, comprising of material accounting policy information, and our report dated March 10, 2026 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective ICFR and for its assessment of the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR includes performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment the risk that a material weakness exists. The audit involves obtaining an understanding of ICFR, and testing and evaluating the design and operating effectiveness of internal controls based on the assessed risks.

Definition and Inherent Limitations of Internal Control over Financial Reporting

A Company’s ICFR is a process effected by those charged with governance, management, and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A Company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2025.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Evaluation and Reporting Standard for Internal Control over Financial Reporting’ set forth in Appendix 6 of the Detailed Enforcement Rule of the Regulation on External Audit and Accounting.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2025, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

(Appendix)

- Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud

February 24, 2026

/s/ Park, Jong Seok
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Entity level control

<Operation of the whistleblowing system and appropriate actions>

The Company independently operates internal and external reporting channels for ethical violations. Upon receipt of a report, immediate actions are taken, and the violation is analyzed to establish measures to prevent recurrence. The results are reported to management and the Audit Committee of the Board of Directors and are incorporated into the Company’s ethics program.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Assessment of fraud risks related to ICFR>

The Company considers fraud risk when determining the scope of internal control over financial reporting each year and prepares fraud risk assessments considering risk factors related to fraudulent financial reporting and the misappropriation of assets. The Company reports the ICFR operational review plan, including procedures and results reflecting fraud risk considerations in determining the scope of ICFR, to the Internal Control over Financial Reporting Officer, the Audit Committee, among others.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Monitoring of compliance with segregation of duties and access control policies>

The Company has established and operates segregation of duties policies, and the person responsible for authority management performs semiannual reviews to identify any violations of such policies and assesses the results.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Classification of ICFR deficiencies and establishment of remediation plans>

The Company consults with relevant departments regarding any exceptions identified following the annual evaluation of ICFR to classify control deficiencies and establish remediation plans and prepares documentation of internal control deficiencies, including such remediation plans.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Segregation of duties in the treasury process> The responsibilities for initiating or modifying fund transfers are segregated from those for approving fund transfers.	No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation of cash and cash equivalents balances>

The head of the treasury department periodically reviews reconciliations between the subsidiary ledger for cash and cash equivalents and bank transaction reports, and where differences are identified, reviews and approves the appropriateness of the supporting evidence for such differences.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Restriction of treasury disbursement authority>

Authority to create or modify bank account information and to create, modify and execute fund transfers is restricted to qualified personnel within the treasury department.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Identification of dormant bank accounts and closure of unused accounts>

The treasury department periodically reviews all bank accounts held in the Company’s name to identify dormant or omitted accounts and closes unused accounts where necessary.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury disbursement>

The treasury department reviews and approves fund transfer transactions recorded in the corporate banking and/or internet banking systems by verifying their consistency with key details in the supporting documents.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation between authorization records of corporate cards issued in the company’s name and billing statements>

The person responsible for corporate cards issued in the company’s name compares the card issuer’s authorization records with billing statements on a monthly basis to identify any differences and adjusts such differences where necessary.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Approval of bank account opening and closure> The head of the treasury department reviews and approves the justification for requests to open or close bank accounts.	No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review and approval of reconciliations relating to the list of bank accounts>

The head of the treasury department periodically reviews and approves the reconciliation between bank balance confirmations and the related list of bank accounts recorded in the books .

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Controls over access to and use of treasury-related physical assets>

Access to treasury-related physical assets is restricted, and where the company’s seals are used, a seal usage request form is prepared and approved by an authorized approver within the department responsible for seal management.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury financing activities>

The treasury department reviews and approves the appropriateness of key terms and conditions set forth in borrowing and bond issuance approval documents and submits such matters to the Board of Directors where board approval is required.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)
Other transac-tion level control

<Approval of the creation and modification of key vendor master information>

Authorized approvers within the vendor master management function, including the head of the treasury department, review and approve the creation or modification of key vendor master information (such as business registration numbers and vendor’s bank account) after confirming its consistency with supporting documents.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)